08005628

SEC Mail
Mail Processing
Section

OCT 24 2008

Washington, DC
106

October 14, 2008

File No. 82−34936

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington D.C.20549
U.S.A

SUPPL

Re: SUMCO CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, SUMCO CORPORATION (the "Company"), enclose herewith Exhibits 1 listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from June 25, 2008 to October 9, 2008 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

SUMCO CORPORATION

PROCESSED
OCT 30 2008 SA
THOMSON REUTERS

By ______________

Name: Hiro Shibuya

Title: General Manager

Public Relations & ~~IR~~ Department

10/29

List of material information made public in Japan from June 25 , 2008 to October 9, 2008

	Descriptions	Information (*) Provided to
Exhibit 1.	Press Release dated September 4, 2008 with a title "Brief Statement of Financial Results for six months ended July 31, 2008 of fiscal year 2008 (ending January 31, 2009)"	TSE

(*)"TSE" means Tokyo Stock Exchange.

(TRANSLATION)

This brief statement on the six months ended July 31, 2008 is released pursuant to the requirements under the listing rules of, and reported to, the Tokyo Stock Exchange.

Brief Statement of Financial Results for six months ended July 31, 2008 of fiscal year 2008 (ending January 31, 2009)

Forward Looking Statement

The statements and figures contained in this Brief Statement of Financial Results for the six months ended July 31, 2008 of the fiscal year ending January 31, 2009 (the "Brief Statement") with respect to SUMCO's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of SUMCO are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties.

Actual results may differ from those in the forward-looking statements as a result of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in SUMCO's market, semiconductor device industry and other factors which may affect the financial position and results of operations of SUMCO in future.

Brief Statement of Financial Results for six months ended July 31, 2008 of fiscal year 2008 (ending January 31, 2009)

September 4, 2008

Company name: SUMCO CORPORATION   Listed on: First Section of the Tokyo Stock Exchange
Code Number: 3436   URL: http://www.sumcosi.com/
Representative: Title and name: President, Kenjiro Shigematsu
Contact person: Title and name: Public Relations & IR Department General Manager, Hiroshi Shibuya
Tel: +81-(03)-5444-3915

Scheduled date for filing interim report: October 24, 2008
Scheduled date of commencement of dividend payment: October 10, 2008

1. Consolidated Business Results for six months ended July 31, 2008 (February 1, 2008 - July 31, 2008)

(1) Consolidated Business Results (% indicates year to year comparison)

	Net Sales		Operating Profit		Ordinary Profit		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Six months ended July 31, 2008	227,161	△0.9	47,284	△31.4	46,591	△29.6	25,610	△31.2
Six months ended July 31, 2007	229,184	75.2	68,920	102.5	66,189	119.5	37,246	△22.1
YE January 31, 2008	474,951	—	140,385	—	133,028	—	74,879	—

(Rounded down to the nearest million yen.)

	Net Income per Share	Diluted Net Income per Share
	Yen Sen	Yen Sen
Six months ended July 31, 2008	102.36	—
Six months ended July 31, 2007	146.41	—
YE January 31, 2008	294.34	—

(Reference) Investment loss/profit on equity method: Six months ended July 31, 2008 -million yen
Six months ended July 31, 2007 -million yen   YE January 31, 2008 -million yen

(2) Financial Position (Consolidated)

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets per Share
	Million yen	Million yen	%	Yen Sen
Six months ended July 31, 2008	709,776	416,113	54.6	1,502.91
Six months ended July 31, 2007	623,046	368,417	52.6	1,288.35
YE January 31, 2008	710,495	415,510	50.5	1,409.59

(Reference) Shareholders' Equity: Six months ended July 31, 2008 387,376 million yen
Six months ended July 31, 2007 327,754 million yen YE January 31, 2008 358,597 million yen

(3) Cash Flow (Consolidated)

	Operating Activities	Investment Activities	Financing Activities	Cash and Cash Equivalent at the end of the period
	Million yen	Million yen	Million yen	Million yen
Six months ended July 31, 2008	57,482	△81,527	△14,945	17,525
Six months ended July 31, 2007	78,341	△66,557	△15,098	33,792
YE January 31, 2008	188,516	△149,230	△18,705	57,755

2. Status of Dividend Distribution

	Per-share Dividends		
(Record Date)	Interim-year-end	Year-end	Annual
	Yen Sen	Yen Sen	Yen Sen
YE January 31, 2008	27.50	27.50	55.00
YE January 31, 2009 (Actual)	27.50	–	55.00
YE January 31, 2009 (Forecast)	–	27.50	

3. Forecast for Consolidated Business Results for FY 2008 (February 1, 2008 - January 31, 2009)

(% indicates year to year comparison)

	Net Sales		Operating Profit		Ordinary Profit		Net Income		Net Income per Share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen Sen
Full year	500,000	5.3	110,000	△21.6	105,000	△21.1	58,000	△22.5	225.02

Note 1: We have not revised the full year business result forecast we announced on March 6, 2008.
Note 2: The net income per share figure quoted above differs from the net income per share figure we announced on March 6, 2008 (227.99 yen/share).
For details, please refer to page 4 "1. Business Results (1) Analysis of Business Results."

4. Others

(1) Changes in important subsidiaries during the interim period (changes in particular subsidiaries involving modifications to the scope of consolidation) No

(2) Modifications to principles, procedures, representations, etc., of accounting concerning arrangement of consolidated financial statements for the interim period (those described in 'Changes in basic matters of importance for preparing interim consolidated financial statements')
[1] Modifications associated with revisions of accounting standards and the like No
[2] Modifications other than [1] Yes
(Note) For details, please refer to page 18 "Changes in basic matters of importance for preparing interim consolidated financial statements."

(3) Number of issued shares (Common Stock)
[1] Number of issued shares at the term ends (including treasury stock): 257,751,739 shares for the interim period ended July 31, 2008, 254,400,000 shares for the interim period ended July 2007 and 254,400,000 shares for the fiscal year ended January 31, 2008.
[2] Number of treasury stock at the term ends: 1,132 shares for the interim period ended July 31, 2008, 509 shares for the interim period ended July 31, 2007 and 693 shares for the fiscal year ended January 31, 2008.
(Note) For the number of shares forming the basis for calculating net income per share (consolidated) for the current interim period, please refer to page 28 "Per-share Information."

(Reference) Summary of non-consolidated business performance

1. Non Consolidated Business Results for six months ended July 31, 2008 (February 1, 2008 - July 31, 2008)

(1) Non Consolidated Business Results (% indicates year to year comparison)

	Net Sales		Operating Profit		Ordinary Profit		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Six months ended July 31, 2008	152,596	△0.5	32,279	△33.2	33,306	△29.0	20,090	△29.4
Six months ended July 31, 2007	153,386	33.4	48,285	62.4	46,916	72.2	28,452	△33.4
YE January 31, 2008	320,932	—	99,084	—	95,372	—	56,543	—

	Net Income per Share
	Yen Sen
Six months ended July 31, 2008	80.30
Six months ended July 31, 2007	111.84
YE January 31, 2008	222.26

(2) Financial Position

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets per Share
	Million yen	Million yen	%	Yen Sen
Six months ended July 31, 2008	580,308	356,076	61.4	1,381.48
Six months ended July 31, 2007	467,053	311,630	66.7	1,224.97
YE January 31, 2008	512,807	332,078	64.8	1,305.34

(Reference) Shareholders' Equity: Six months ended July 31, 2008 356,076 million yen
Six months ended July 31, 2007 311,630 million yen YE January 31, 2008 332,078 million yen

2. Forecast for Non-Consolidated Business Results for FY 2008 (February 1, 2008 - January 31, 2009)

(% indicates year to year comparison)

	Net Sales		Operating Profit		Ordinary Profit		Net Income		Net Income per Share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen Sen
Full year	330,000	2.8	81,000	△18.3	80,000	△16.1	48,000	△15.1	186.23

Note 1: We have not revised the full year business result forecast we announced on March 6, 2008.

Note 2: The net income per share figure quoted above differs from the net income per share figure we announced on March 6, 2008 (188.68 yen/share).
For details, please refer to page 4 "1. Business Results (1) Analysis of Business Results."

Please note that descriptions in this literature concerning future conditions, such as the forecast of business performance, are based on information currently in our possession, together with certain assumptions judged as being reasonable, and that actual business performance and the like may materially differ depending on various factors.

For more information about the above forecast, please refer to page 4 "1. Business Results (1) Analysis of Business Results."

1. Business Results

(1) Analysis of Business Results

[1] Business Results for the current interim period

During the current interim period ended July 31, 2008, the world economy was characterized by economic uncertainties arising from factors such as complications in the financial markets triggered by the the U.S. subprime issue and the impact of rising crude oil and materials prices.

The semiconductor market, however, enjoyed growth in shipments compared with the same period of the previous year, driven chiefly by the growing demand for products incorporating semiconductors in emerging countries such as Brazil, Russia, India and China (the BRIC countries). Sales have grown in spite of the fact that the growth rate in the value of shipments was dampened by declining prices for DRAMs and other types of memories.

Under such conditions, while demand for 300 mm wafers continued to grow in the silicon wafer market, shipments of 200 mm and smaller wafers were not as large as in the same period of the previous year. Overall demand in the wafer market has grown slightly.

In this business environment, the SUMCO Group has been expanding its production capacity for 300 mm wafers in anticipation of medium- to long-term demand from customers, and at the same time, has aggressively promoted measures designed to enhance earnings such as the pursuit of synergies with SUMCO TECHXIV CORPORATION, which became our wholly owned subsidiary in May 2008, and cost-cutting efforts. In addition, the SUMCO Group has been making efforts to expand production capacity for silicon wafers for use in solar energy cells by, for example, expediting the construction of a new plant.

As a result, for the current interim period ended July 31, 2008, the SUMCO Group achieved consolidated net sales of 227,161 million yen (decrease of 0.9% from the previous interim period), consolidated operating profit of 47,284 million yen (decrease of 31.4% from the previous interim period), consolidated ordinary profit of 46,591 million yen (decrease of 29.6% from the previous interim period) and consolidated interim net income of 25,610 million yen (decrease of 31.2% from the previous interim period).

[2] Segment results by business type

As the SUMCO Group concentrates on producing the "high-purity silicon", this section is not applicable to our situation.

Business results by geographic segments are as follows:

- Japan

Domestically, net sales reached 221,789 million yen (increase of 0.7% over the previous interim period) and operating profit was 48,308 million yen (decrease of 26.7% from the previous interim period).

- North America

In the U.S.A., net sales reached 29,549 million yen (decrease of 25.0% from the previous interim period) and operating profit was 1,460 million yen (decrease of 58.9% from the previous interim period).

- Asia

In Asia, net sales reached 23,870 million yen (increase of 20.1% over the previous interim period) and operating profit was 3,244 million yen (decrease of 37.1% from the previous interim period).

- Europe

In Europe, net sales reached 10,209 million yen (decrease of 28.5% from the previous interim period) and an operating loss was 44 million yen.

[3] Outlook for the full fiscal year

Owing to various uncertainties in our outlook for the future, we have not revised the full year forecast we announced on March 6, 2008. If we decide in future that this forecast needs to be changed, we will announce revised forecast as soon as the new figures become available.

Please note that our current full year forecast for net income per share (225.02 yen/share on a consolidated basis and 186.23 yen/share on a non-consolidated basis) differ from the forecast announced on March 6, 2008 (227.99 yen/share on a consolidated basis and 188.68 yen/share on a non-consolidated basis). The background to these differences is as follows.

We increased the number of shares held as treasury stock by buying back stock from the market in March and April 2008 as a means of increasing the stock price. On May 30, 2008, we acquired SUMCO TECHXIV CORPORATION as a wholly owned subsidiary through a share exchange. While the shares we had previously acquired as treasury stock were used for the share exchange, the balance was made up for by issuing 3,351,739 new shares. This increased the total number of shares issued to 257,751,739, which is greater than the number of shares outstanding at the end of the previous fiscal year (January 31, 2008).

(2) Analysis of Financial Position

[1] Situation of assets, liabilities and net assets

As for assets at the end of the current interim period, there was a decrease of 718 million yen from the end of the previous fiscal year to 709,776 million yen. The main contributing factors to this change were an increase in tangible fixed assets of 30,187 yen due chiefly to an expansion in production capacity for 300 mm wafers and an increase in goodwill of 11,376 million yen owing principally to the acquisition of SUMCO TECHXIV CORPORATION as a wholly owned subsidiary, and on the other hand, a decrease in notes receivable and accounts receivable of 7,025 million yen and a decrease in securities of 37,500 million yen.

As for liabilities, there was a decrease of 1,321 million yen from the end of the previous fiscal year to 293,662 million yen. The main contributing factors to this change were an increase in commercial paper of 35,000 million yen, and on the other hand, a decrease in income taxes payable, etc., of 24,479 million yen, a decrease in facilities related notes payable and accounts payable of 4,246 million yen, and a decrease in long-term borrowings of 7,127 million yen.

Regarding net assets, there was an increase of 603 million yen over the end of the previous fiscal year to 416,113 million yen. The main contributing factors to this increase were a decrease in minority interests of 28,175 million yen due chiefly to the acquisition of SUMCO TECHXIV CORPORATION as a wholly owned subsidiary, and on the other hand, an increase in capital surplus of 10,981 million yen as a result of the share exchange and an increase in retained earnings due to the achievement of 25,610 million yen in interim net income.

[2] Cash flow situation

Cash and cash equivalents at the end of the current interim period decreased by 40,230 million yen over the figure for the end of the previous fiscal year to 17,525 million yen. The main reason for the decrease was that while cash flow from operating activities produced 57,482 million yen, cash flow from investing activities and cash flow from financing activities were negative 81,527 million yen and negative 14,945 million yen, respectively.

The situations for each type of cash flow and contributing factors are as follows:

(Cash flow from operating activities)

Cash flow from operating activities for the current interim period decreased by 20,858 million yen over the previous interim period to 57,482 million yen. The main contributing factors were an increase in income due to a rise in depreciation and amortization and a decrease in sales receivables, and on the other hand, a decrease in interim net income before income taxes and interest and an increase in corporate income tax, etc., paid.

(Cash flow from investing activities)

Cash flow from investing activities for the current interim period was negative 81,527 million yen due to an increase in expenditures of 14,970 million yen over the previous interim period. The main reason for this result was the increased acquisition of tangible and intangible fixed assets

(Cash flow from financing activities)

Cash flow from financing activities for the current interim period declined to negative 14,945 million yen. The main contributing factors were an increase in short-term borrowings and commercial paper, and on the other hand, considerable expenditure on the repayment of long-term borrowings and the acquisition of treasury stock.

Trends in cash flow indices for the SUMCO Group are as follows:

		FY ended January 31, 2005	FY ended January 31, 2006	FY ended January 31, 2007	FY ended January 31, 2008	FY ending January 2009 (Interim)
Equity ratio	(%)	25.3	45.9	50.5	50.5	54.6
Market-value based equity ratio	(%)	—	215.6	191.6	83.2	89.9
Cash flow to interest-bearing debt ratio	(Yr)	3.7	2.0	1.6	0.6	1.2
Interest coverage ratio	(Times)	12.3	17.7	26.1	69.2	52.8

Shareholders' equity ratio: shareholders' equity/total assets

Market value-based shareholders' equity ratio: total market value of shares/total assets

Cash flow to interest-bearing debt ratio: interest-bearing debt/cash flow

(For interim periods, cash flows from operating activities are doubled for conversion to annual amounts.)

Interest coverage ratio: cash flow /interest paid

(Note 1) All figures are calculated using consolidation-based financial numerical values.

(Note 2) Total market value of shares was calculated using the number of outstanding shares excluding treasury stock.

(Note 3) Cash flows from operating activities are referred to as "cash flows".

(Note 4) Interest-bearing debts cover all debts out of liabilities posted in consolidated (interim consolidated) balance sheets that are subject to interest payment.

(3)Basic policy on profit distribution and dividends for the current term

SUMCO's basic policy on distribution of surplus is determined through overall consideration of profit levels for respective fiscal years, outlook for subsequent terms, financial requirements for capital investments, status of internal reserves and others. The interim dividend for the current interim period has been set at 27.50 yen per share.

2. Situation of the corporate group

SUMCO has 9 domestic subsidiaries (7 consolidated and 2 unconsolidated), 15 overseas subsidiaries (11 consolidated and 4 unconsolidated). Two other companies related to SUMCO are Sumitomo Metal Industries, Ltd. and Mitsubishi Materials Corporation. SUMCO belongs to each group of these two companies.

SUMCO and its subsidiaries (the "SUMCO Group") conduct business that relates solely to "high-purity silicon". It is largely divided into two areas: "business relating to silicon wafers for semiconductors" (which includes the manufacturing and marketing of silicon wafers for semiconductor manufacturers) and "other business" (which involves the manufacturing and marketing of silicon wafers for use in solar energy cells, and the manufacturing and marketing of high-purity quartz crucibles used for the production of silicon wafers).

[Business Structure]

The business structure of the SUMCO Group is as follows: (※ indicates consolidated subsidiaries)



Customers
Business relating to silicon wafers for semiconductors
Manufacturing/marketing companies
SUMCO Technology Corp. ※
Minamata Denshi Co., Ltd. ※
(Silicon wafer for semiconductor)
Servicing companies
SUMCO Service Corp. ※
SUMCO Support Corp.
(Molding/cleaning, etc. of wafer shipping cases)
Other business
Manufacturing company
SUMCO Solar Corp. ※
(Silicon wafer for use in solar energy cell)
Manufacturing/marketing company
Japan Super Quartz Corp.
(High-purity quartz crucible) ※
Other related companies
Mitsubishi Materials Corporation
(Non-ferrous metals)
Mitsubishi Materials Techno Corp.
(Manufacturing/marketing of machinery, etc)
Other related companies
Sumitomo Metal Industries, Ltd.
(Steel)
Sumitomo Metal Fine Technology Co., Ltd.
(Manufacturing/marketing of machinery, etc)
OSAKA Titanium Technologies Co., Ltd. (Non-ferrous metals)
Pr
S-Pr
Srv
BC
Pr
S-Pr
Mt
RM
Em
Em
RM
SUMCO CORPORATION
Manufacturing/marketing
Business relating to silicon wafers for semiconductors, USA
Manufacturing companies
SUMCO Phoenix Corporation ※
SUMCO Southwest Corporation ※
(Silicon wafer for semiconductor)
Pr・S-Pr
Marketing company
SUMCO USA Sales Corporation ※
(Silicon wafer for semiconductor)
Pr・S-Pr
Others
STX Finance America, Inc. ※
SUMCO Funding Corporation ※
SUMCO Personnel Services Corporation ※
(Financing, staffing, etc.)
Stf
Business relating to silicon wafers for semiconductors, other areas
Manufacturing
S-Pr
PT. SUMCO Indonesia ※
(Silicon wafer for semiconductor)
Pr
Marketing companies
Pr
SUMCO Europe Sales Plc ※
SUMCO Singapore Pte. Ltd. ※
(Silicon wafer for semiconductor)
Technical support
BC
SUMCO Taiwan Technology Corporation
SUMCO Korea Corporation
(Silicon wafer for semiconductor)
Others
SUMCO Shanghai Corporation
Business relating to silicon wafers for semiconductors
Manufacturing/marketing company
SUMCO TECHXIV CORPORATION ※
(Silicon wafer for semiconductor)
Servicing company
SUMTEC SERVICE CORPORATION ※
(Welfare services, maintenance of equipment, cleaning of shipping containers and others)
Pr・LT
Pr
Srv
Pr
Manufacturing/marketing company
Formosa SUMCO Technology Corporation
(Silicon wafer for semiconductor) ※
Marketing company
SUMCO TECHXIV Europe N.V. ※
(Silicon wafer for semiconductor)

Pr=product, S-Pr=semi-finished product, Srv=service, BC=business consignment, Mt=materials, RM=raw materials, Em=equipment, Stf=staffing, LT= licensing of technology

On August 1, 2008, we split SUMCO TECHXIV CORPORATION, our consolidated subsidiary, taking over and absorbing its sales & marketing and technology divisions into our own company, and positioned SUMCO TECHXIV CORPORATION as a manufacturing subsidiary of our own company. The following illustrates our new business structure since August 1, 2008:

[Business Structure] (since August 1, 2008)


Customers
Orders
Sales
SUMCO CORPORATION
Semi-finished product
Product/Semi-finished product
R&D/Support
Business consignment
SUMCO TECHXIV
CORPORATION
(manufacturing subsidiary)

3. Management Policy

(1) Fundamental principles of corporate management

The mission of the SUMCO Group is to be the world's No. 1 silicon wafer supplier by exceeding the expectations of our customers and stockholders, by recognizing the value of our employees and by being good neighbors in our communities. In pursuing this mission statement, we will continue to contribute to the development of society through the establishment of a stable supply system by optimizing the utilization of our wide-ranging product development and technical capacities to cover from large diameters to small diameters for manufacture of high-quality silicon wafers being used for semiconductor devices. Especially, we shall make efforts to upgrade our technical capabilities to meet our customers' extremely rigorous quality and cost requirements and aim to maintain and enhance our status in the silicon wafers industry.

On the basis of this basic policy, the SUMCO Group will aim to further strengthen its operating base to achieve continuous growth in its business, enabling it to respond to the mandate given by stakeholders.

(2) Mid to Long-term Management Strategy

Since it is expected that mid- to long-term growth in demand for silicon wafers used for semiconductor devices will be driven by 300 mm wafers, the SUMCO Group shall continue injecting management resources into the 300 mm wafer business in a manner consistent with the growth in demand. In addition, we shall focus on developing into the second largest business in the SUMCO Group by rapidly bolstering the production scale of the business of the silicon wafers for use in solar energy cells, for which the market is forecast to expand rapidly.

(3) Issues to be dealt with by SUMCO

From this point forward, the SUMCO Group will further strengthen its competitive edge through the steady implementation of the following measures and policies.

[1] Injection of management resources into 300 mm silicon wafer business

We shall fulfill our stable supply responsibilities as the major supplier in the 300 mm wafer market in order to meet the increasing demand from customers for these wafers, which is expected to trend upwards over the mid- to long-term.

The SUMCO Group will proactively raise its production capacity for 300 mm wafers up to 1.66 million units per month while closely watching market trends and the evolution of customer demand.

[2] Silicon wafers for use in solar energy cells

For the business of the silicon wafers for use in solar energy cells, we shall continue our aggressive efforts to expand the business. We shall ensure a smooth startup for our new plant presently under construction in Imari City, Saga Prefecture, and pursue improvements in raw material procurement and productivity to enable us to cope with rapidly increasing demand.

[3] Further strengthening of the SUMCO Group management system

Recognizing the need to achieve greater synergies with SUMCO TECHXIV CORPORATION, our consolidated subsidiary, and enable the SUMCO Group to continue exceeding the growing expectations of customers, we acquired SUMCO TECHXIV CORPORATION as a wholly owned subsidiary through a share exchange executed on May 30, 2008.

Furthermore, with the aim of establishing an organizational structure that facilitates a higher level of efficiency as soon as possible by making use of the human and technological resources of the two companies, we executed a company split on August 1, 2008, whereby the sales & marketing and technology divisions of SUMCO TECHXIV CORPORATION were taken over and absorbed into our own company. Starting with this change in organizational structure, we shall strive to maximize the synergies between the two companies and attend to reorganizing the internal rules and systems of the two companies as we move toward integration.

[4] Avoidance of risks associated with business continuity

The SUMCO Group has been implementing necessary measures, such as realignment of organizational systems and regulations, to insure against risk to general business continuance. We intend to maintain our focus on the creation of a strong and efficient supply chain and uninterrupted continuity of plant operation while also taking measures to minimize the effects of risks arising from natural disasters, accidents and the like.

[5] Tightening of corporate governance

The SUMCO Group recognizes that tightening of corporate governance is an essential management issue and will implement policies and measures to enhance management supervision, ensure effective business execution by directors, and improve group governance. Through implementation of such policies and measures, we will continue to ensure transparency and fairness in timely management decision-making and business execution. We shall also make every effort to ensure timely and appropriate disclosure of information in order to enhance management transparency.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	End of the previous consolidated interim period (July 31, 2007)		End of the current consolidated interim period (July 31, 2008)		End of the previous consolidated fiscal year as reported in brief consolidated balance sheets (January 31, 2008)		Change from previous year end
Category	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)
(Assets)							
I Current assets							
1. Cash and time deposits	34,674		18,525		21,255		△2,730
2. Notes receivable and account receivable	102,797		81,526		88,551		△7,025
3. Securities	–		–		37,500		△37,500
4. Inventories	74,322		77,260		74,559		2,701
5. Deferred income tax assets	6,018		6,321		8,582		△2,261
6. Others	6,734		9,500		6,341		3,158
7. Allowance for doubtful accounts	△86		△1,836		△89		△1,747
Total current assets	224,460	36.0	191,297	27.0	236,701	33.3	△45,404
II Fixed assets							
1. Tangible fixed assets							
(1) Buildings and structures	91,789		127,614		107,815		19,799
(2) Machinery and transport equipment	178,888		220,722		191,773		28,948
(3) Land	21,130		20,559		21,371		△811
(4) Construction in progress	46,212		60,788		78,860		△18,071
(5) Others	2,291		2,529		2,205		323
Total tangible fixed assets	340,312	54.6	432,214	60.9	402,026	56.6	30,187
2. Intangible fixed assets							
(1) Goodwill	31,878		41,834		30,457		11,376
(2) Software	5,170		6,168		5,373		795
(3) Others	348		384		295		88
Total intangible fixed assets	37,397	6.0	48,388	6.8	36,127	5.1	12,260
3. Investments and other assets							
(1) Investment securities	3,133		1,590		1,574		16
(2) Long-term prepaid expenses	3,053		5,500		3,463		2,036
(3) Deferred income tax assets	10,618		14,853		14,817		36
(4) Others	4,073		15,931		15,785		145
(5) Allowance for doubtful accounts	△2		△0		△2		1
Total investments and other assets	20,876	3.4	37,877	5.3	35,639	5.0	2,237
Total fixed assets	398,586	64.0	518,479	73.0	473,793	66.7	44,686
Total assets	623,046	100.0	709,776	100.0	710,495	100.0	△718

	End of the previous consolidated interim period (July 31, 2007)		End of the current consolidated interim period (July 31, 2008)		End of the previous consolidated fiscal year as reported in brief consolidated balance sheets (January 31, 2008)		Change from previous year end
Category	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)
(Liabilities)							
I Current liabilities							
1. Notes payable and accounts payable	35,279		36,800		38,571		△1,770
2. Short-term borrowings	83,497		65,621		69,315		△3,693
3. Commercial paper	–		35,000		–		35,000
4. Lease liabilities	1,232		1,789		1,472		316
5. Income taxes, etc. payable	18,966		15,410		39,890		△24,479
6. Allowance for employee bonuses	8,633		10,182		11,089		△907
7. Allowance for directors' bonuses	45		63		111		△47
8. Facilities related notes payable and accounts payable	33,625		49,359		53,605		△4,246
9. Others	13,111		14,293		13,527		766
Total current liabilities	194,392	31.2	228,518	32.2	227,581	32.0	936
II Fixed liabilities							
1. Long-term borrowings	36,185		31,010		38,138		△7,127
2. Lease liabilities	4,802		4,219		5,263		△1,044
3. Deferred income tax liabilities	327		170		196		△25
4. Deferred tax liabilities on revaluation	1,784		1,784		1,784		–
5. Allowance for employee retirement benefits	15,570		16,241		15,841		399
6. Allowance for directors' retirement bonuses	337		353		356		△3
7. Others	1,227		11,363		5,821		5,541
Total fixed liabilities	60,235	9.7	65,143	9.2	67,402	9.5	△2,258
Total liabilities	254,628	40.9	293,662	41.4	294,984	41.5	△1,321

	End of the previous consolidated interim period (July 31, 2007)		End of the current consolidated interim period (July 31, 2008)		End of the previous consolidated fiscal year as reported in brief consolidated balance sheets (January 31, 2008)		Change from previous year end
Category	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)
(Net assets)							
I Shareholders' equity							
1. Capital	114,107	18.3	114,107	16.1	114,107	16.1	–
2. Capital surplus	78,310	12.6	89,292	12.6	78,310	11.0	10,981
3. Retained earnings	133,181	21.4	184,997	26.0	166,246	23.4	18,751
4. Treasury stock	△2	△0.0	△2	△0.0	△2	△0.0	0
Total Shareholders' equity	325,596	52.3	388,394	54.7	358,661	50.5	29,733
II Variance of valuation/translation etc.							
1. Net unrealized gain on available-for-sale securities	198	0.0	△56	△0.0	△37	△0.0	△19
2. Gains and losses of deferred hedge	436	0.1	△0	△0.0	△2	△0.0	1
3. Revaluation reserve for land	2,252	0.3	2,252	0.3	2,252	0.3	–
4. Foreign currency translation adjustment	△729	△0.1	△3,213	△0.4	△2,276	△0.3	△936
Total variance of valuation/translation etc.	2,157	0.3	△1,017	△0.1	△63	△0.0	△954
III Minority interests	40,663	6.5	28,737	4.0	56,913	8.0	△28,175
Total net assets	368,417	59.1	416,113	58.6	415,510	58.5	603
Total liabilities and net assets	623,046	100.0	709,776	100.0	710,495	100.0	△718

(2) Consolidated Statements of Income

	Previous consolidated interim period (From February 1, 2007 to July 31, 2007)		Current consolidated interim period (From February 1, 2008 to July 31, 2008)		Change from the previous consolidated interim period	Previous consolidated fiscal year as reported in brief consolidated statements of income (From February 1, 2007 to January 31, 2008)	
Category	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Amount (million yen)	Composition Ratio (%)
I Net Sales	229,184	100.0	227,161	100.0	△2,022	474,951	100.0
II Cost of sales	136,992	59.8	157,034	69.1	20,041	287,826	60.6
Gross profit	92,191	40.2	70,127	30.9	△22,064	187,124	39.4
III Selling, general and administrative expenses	23,270	10.1	22,842	10.1	△427	46,738	9.8
Operating profit	68,920	30.1	47,284	20.8	△21,636	140,385	29.6
IV Non-operating profit	(615)	(0.3)	(1,189)	(0.5)	(574)	(1,623)	(0.3)
1. Interest and dividends income	141		117		△24	329	
2. Foreign exchange profit	–		186		186	–	
3. Others	474		886		411	1,293	
V Non-operating expense	(3,347)	(1.5)	(1,881)	(0.8)	(△1,465)	(8,980)	(1.9)
1. Interest expense	1,359		1,045		△314	2,602	
2. Foreign-exchange loss	425		–		△425	1,959	
3. Loss on revaluation of investments in securities	–		–		–	1,108	
4. Others	1,561		836		△725	3,310	
Ordinary profit	66,189	28.9	46,591	20.5	△19,597	133,028	28.0
VI Extraordinary loss	(–)	(–)	(1,318)	(0.6)	(1,318)	(2,149)	(0.4)
1. Loss on closure of affiliated company	–		–		–	2,149	
2. Business restructuring expense	–		1,318		1,318	–	
Net income before taxes and interest	66,189	28.9	45,273	19.9	△20,915	130,879	27.6
Corporate income tax, local resident tax and business tax	18,585		15,394		△3,190	43,698	
Adjustment of corporate income tax, etc	4,945		1,606		△3,339	△1,105	
Minority interest	5,412		2,661		△2,750	13,406	
Net Income	37,246	16.3	25,610	11.3	△11,636	74,879	15.8

(3) Consolidated Statement of Change in net assets

Consolidated Statement of Change in net assets

Previous consolidated interim period (From February 1, 2007 to July 31, 2007) (million yen)

	Shareholders' Equity				
	Capital	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of January 31, 2007	114,107	78,310	99,115	△0	291,532
Changes during consolidated interim period					
Dividends from surplus			△3,179		△3,179
Net Income			37,246		37,246
Acquisition of treasury stock				△1	△1
Changes (net) in items other than shareholders' equity during consolidated interim period					
Total changes during consolidated interim period	—	—	34,066	△1	34,064
Balance as of July 31, 2007	114,107	78,310	133,181	△2	325,596

(million yen)

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net Unrealized Holding Gains on Securities	Deferred Gains or Losses on Hedge	Land Revaluation Difference	Foreign Currency Translation Adjustment	Total Valuation and Translation Adjustments		
Balance as of January 31, 2007	49	△103	2,252	△1,437	760	35,025	327,318
Changes during consolidated interim period							
Dividends from surplus							△3,179
Net Income							37,246
Acquisition of treasury stock							△1
Changes (net) in items other than shareholders' equity during consolidated interim period	148	540	—	707	1,397	5,637	7,034
Total changes during consolidated interim period	148	540	—	707	1,397	5,637	41,099
Balance as of July 31, 2007	198	436	2,252	△729	2,157	40,663	368,417

Current consolidated interim period (From February 1, 2008 to July 31, 2008) (million yen)

	Shareholders' Equity				
	Capital	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of January 31, 2008	114,107	78,310	166,246	Δ2	358,661
Changes during consolidated interim period					
Dividends from surplus			Δ6,995		Δ6,995
Net Income			25,610		25,610
Acquisition of treasury stock				Δ30,002	Δ30,002
Change due to share exchange (Note)		10,981		30,002	40,984
Increase due to exclusion of a closing company from consolidated accounting			404		404
Decrease in profit earning surplus due to the early implementation of the revised accounting policy based on the Practical Issue Resolution Report No. 18			Δ267		Δ267
Changes (net) in items other than shareholders' equity during consolidated interim period					
Total changes during consolidated interim period	–	10,981	18,751	0	29,733
Balance as of July 31, 2008	114,107	89,292	184,997	Δ2	388,394

(million yen)

	Valuation and Translation Adjustments						
	Net Unrealized Holding Gains on Securities	Deferred Gains or Losses on Hedge	Land Revaluation Difference	Foreign Currency Translation Adjustment	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of January 31, 2008	Δ37	Δ2	2,252	Δ2,276	Δ63	56,913	415,510
Changes during consolidated interim period							
Dividends from surplus							Δ6,995
Net Income							25,610
Acquisition of treasury stock							Δ30,002
Change due to share exchange (Note).							40,984
Increase due to exclusion of a closing company from consolidated accounting							404
Decrease in profit earning surplus due to the early implementation of the revised accounting policy based on the Practical Issue Resolution Report No. 18							Δ267
Changes (net) in items other than shareholders' equity during consolidated interim period	Δ19	1	–	Δ936	Δ954	Δ28,175	Δ29,129
Total changes during consolidated interim period	Δ19	1	–	Δ936	Δ954	Δ28,175	603
Balance as of July 31, 2008	Δ56	Δ0	2,252	Δ3,213	Δ1,017	28,737	416,113

Note: This refers to a share exchange on May 30, 2008, with SUMCO TECHXIV shareholders.

Previous Fiscal Year (Year ended January 31, 2008) (From February 1, 2007 to January 31, 2008)

(million yen)

	Shareholders' Equity				
	Capital	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of January 31, 2007	114,107	78,310	99,115	△0	291,532
Changes during consolidated fiscal year					
Dividends from surplus			△10,175		△10,175
Net Income			74,879		74,879
Gain on change in equity			2,427		2,427
Acquisition of treasury stock				△1	△1
Changes (net) in items other than shareholders' equity during consolidated fiscal year					
Total changes during consolidated fiscal year	－	－	67,131	△1	67,129
Balance as of January 31, 2008	114,107	78,310	166,246	△2	358,661

(million yen)

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net Unrealized Holding Gains on Securities	Deferred Gains or Losses on Hedge	Land Revaluation Difference	Foreign Currency Translation Adjustment	Total Valuation and Translation Adjustments		
Balance as of January 31, 2007	49	△103	2,252	△1,437	760	35,025	327,318
Changes during consolidated fiscal year							
Dividends from surplus							△10,175
Net Income							74,879
Gain on change in equity							2,427
Acquisition of treasury stock							△1
Changes (net) in items other than shareholders' equity during consolidated fiscal year	△86	101	－	△839	△823	21,887	21,063
Total changes during consolidated fiscal year	△86	101	－	△839	△823	21,887	88,192
Balance as of January 31, 2008	△37	△2	2,252	△2,276	△63	56,913	415,510

(4) Consolidated Statements of Cash Flows

	Previous consolidated interim period (From February 1, 2007 to July 31, 2007)	Current consolidated interim period (From February 1, 2008 to July 31, 2008)	Previous consolidated fiscal year as reported in brief consolidated statements of cash flows (From February 1, 2007 to January 31, 2008)
Category	Amount (million yen)	Amount (million yen)	Amount (million yen)
I Cash flows from operating activities			
Net income before income taxes and interest	66,189	45,273	130,879
Depreciation and amortization	30,139	42,453	66,317
Amortization of goodwill	1,113	1,102	2,317
Interest and dividend received	△141	△117	△329
Interest paid	1,359	1,045	2,602
Increase or decrease in sales receivables (increase is shown with △)	△10,266	5,967	2,856
Increase or decrease in inventories (increase is shown with △)	△8,244	△3,636	△9,894
Increase or decrease in purchase liabilities (decrease is shown with △)	△189	△576	4,405
Others	5,869	7,236	2,486
Sub total	85,829	98,750	201,640
Interest and dividends income	140	117	328
Interest paid	△1,559	△1,089	△2,724
Corporate income tax, etc. paid	△6,069	△40,295	△10,727
Net cash provided by operating activities	78,341	57,482	188,516
II Cash flows from investing activities			
Expenditure on acquisition of tangible and intangible fixed assets	△66,135	△80,622	△148,781
Others	△422	△904	△449
Net cash used in investing activities	△66,557	△81,527	△149,230
III Cash flows from financing activities			
Net increase/decrease in short-term borrowings (decrease is shown with △)	7,724	3,943	△1,892
Net increase/decrease in the amount of commercial paper (decrease is shown with △)	–	35,000	–
Revenue from long-term borrowings	2,000	–	4,200
Expenditure on repayment of long-term borrowings	△20,243	△14,044	△23,894
Revenue from sale of property based on capital lease contracts	–	167	1,545
Expenditure as payment against lease liabilities	△821	△930	△1,209
Revenue from capital increase of consolidated subsidiaries	–	–	13,649
Expenditure on acquisition of treasury stock	△1	△30,001	△1
Cash dividend paid	△3,179	△6,995	△10,175
Cash dividends paid to minority shareholders	△576	△2,083	△927
Net cash provided by (used in) financing activities	△15,098	△14,945	△18,705
IV Conversion difference of cash and cash equivalents	102	△155	170
V Increase or (decrease) in cash and cash equivalents (decrease is shown with △)	△3,212	△39,146	20,750
VI Decrease in cash and cash equivalents due to exclusion of a closing company from consolidated accounting	–	△1,084	–
VII Cash and cash equivalents at beginning of year	37,005	57,755	37,005
VIII Cash and cash equivalents at end of period	33,792	17,525	57,755

Basic Matters of Importance for Preparing Interim Consolidated Financial Statements

1. Scope of consolidation

(1) Number of consolidated subsidiaries: 18

Names of major consolidated subsidiaries

SUMCO TECHXIV CORPORATION
Japan Super Quartz Corporation
SUMCO Solar Corporation
SUMCO Phoenix Corporation
SUMCO USA Sales Corporation
SUMCO Europe Sales Plc
PT. SUMCO Indonesia
FORMOSA SUMCO TECHNOLOGY CORPORATION

SUMCO FRANCE S.A.S., which was treated as a consolidated subsidiary in the previous consolidated fiscal year, was removed from the consolidated accounts at the beginning of the current fiscal year because the company was going through a liquidation process and its contribution to the group had become negligible.

(2) Number of non-consolidated subsidiaries: 6

All of these non-consolidated subsidiaries are exempt, as they are small in scale and none of their total gross assets, sales, interim net income (appropriate amount to equity) and retained earnings (appropriate amount to equity) will significantly affect the interim consolidated financial statements.

2. Application of the equity method

We do not have any unconsolidated subsidiary or affiliate company to which the equity method is applied.

The number of unconsolidated subsidiaries and affiliate companies to which the equity method is not applied is six. All six companies are exempt from application as their influences on interim net income (appropriate amount to equity) and retained earnings (appropriate amount to equity) are minor, and basically insignificant as a whole.

3. Consolidated subsidiaries' business year, etc.

The balance sheet date of the eleven overseas consolidated subsidiaries is June 30, which is different from the date used in the consolidated accounting.

Financial data as of the above balance sheet date is used for the preparation of consolidated financial statements for those companies.

However, necessary adjustments required for consolidation are made to data relating to business transactions of significance that have taken place between the two balance sheet dates.

4. Standards for accounting treatment

(1) Standards for and method of evaluation of major assets

(a) Securities

Other securities

Securities with market value

We employ the market value method (using the "all included directly in capital" method of accounting for valuation differences, and working out the cost by the "moving average cost" method) based on the market price at the balance sheet date, etc.

Securities without market value

We mainly employ the cost method based on the "moving average cost" method.

(b) Derivatives

Market value method

(c) Inventories

We mainly employ the cost method based on the periodic average method. (Balance sheet values are calculated using the devaluating book value method based on decreases in profitability.)

(2) Method of depreciation of major depreciable assets

(a) Property, plant and equipment (excluding leased assets)

SUMCO and its consolidated domestic subsidiaries mainly employ the straight-line method for buildings and the constant percentage method for other fixed assets.

Service life for buildings and structures is set at 31 years and for machinery and transport equipment at 7 years.

(b) Intangible fixed assets

As for software, we employ the straight-line method based on the usable period (5 years) set within the company.

(c) Leased assets

For assets leased under finance lease transactions that do not involve a transfer of ownership, we employ the straight-line method in which the lease period is used as the service life and it is assumed that the residual value of the relevant asset falls to zero at the end of the lease period.

However, finance lease transactions executed on or before January 31, 2008 that do not involve a transfer of ownership are accounted for using the same method as operating leases.

(3) Standard for provision of major allowances

(a) Allowance for doubtful debt

In anticipation of potential losses from doubtful debts, the estimated irrecoverable amount is provided in accordance with the loan loss ratio for general debts and through the individual examination of recoverability for particular debts such as doubtful debts.

(b) Allowance for employee bonuses

Allowance for employee bonuses is provided for payment of bonuses to employees in the amount of estimated bonuses, which is attributable to the current period.

(c) Allowance for directors' bonuses

To provide for bonuses to be paid to directors, the obligatory amount for the current interim consolidated accounting period is posted out of the estimated total annual amount of payment

(d) Allowance for employee retirement benefits

Allowance for employee retirement benefits is provided for payment of retirement benefits to employees in the amount deemed accrued at the current period, based on the projected retirement benefit obligation and the fair value of plan assets at the current fiscal year end.

Past service liability is amortized from the time of accrual using the straight-line method over a fixed number of years (10 years) within the employees' average remaining service period at incurrence.

Actuarial difference is amortized using the straight-line method over a fixed number of years (10 years) within the employees' average remaining service period at incurrence, commencing from the next fiscal year of incurrence.

(e) Allowance for directors' retirement bonuses

The amount payable at the period according to the company regulations is provided for payment of directors' retirement bonuses.

(4) Standards for translation of major foreign currency-denominated assets and liabilities into Japanese yen

Values of assets and liabilities of foreign subsidiaries are translated into Japanese yen at the spot rates of foreign exchange markets on the closing dates of interim accounting for the respective companies, revenues and expenses are converted to Japanese yen at the average market rates during the periods. Translation differences are inclusively posted in the foreign exchange translation adjustment account, and minority interests are posted in the net assets section.

(5) Major hedge accounting

(a) Method of hedge accounting

Deferred hedge processing is performed. Appropriation processing is adopted for foreign exchange contracts that meet the requirements for that method and special processing is adopted for interest-rate swaps that meet the requirements for special processing.

(b) Hedging instrument and hedged item

Interest rate swaps are used to avert a risk of fluctuations in market interest rates for borrowed funds and the currency forward is used to avert a risk of currency fluctuations associated with transactions denominated in foreign currencies.

(c) Hedging policy

Based on our own risk management policy, we hedge against market interest rate risk and currency risk. As for market interest rate risk, we maintain the ratio of borrowings with fixed interest rates to total borrowings above a certain level. Also, we arrange currency forward contracts within the scope of anticipated sales.

(d) Method of assessment of effectiveness of hedges

In terms of hedging instruments and hedged items, we verify the effectiveness of the hedges based on individual transactions. However, the effectiveness assessment process is curtailed when important conditions such as the principal, interest rate, period and currency are identical in the hedging instrument and the hedged item as, in such a case, it is obvious that the particular hedge is highly effective.

(6) Other important matters for the preparation of consolidated financial statements

Accounting for consumption tax and other taxes

The tax exclusion method is adopted.

5. The scope of cash in the consolidated statements of cash flows

Cash and cash equivalents consist of cash in hand, deposits that can be withdrawn as needed, and short-term investments that are readily convertible into cash, being exposed only to an insignificant risk of changes in value, whose date of maturity or redemption is due within three months of the date of acquisition.

Changes in basic matters of importance for preparing interim consolidated financial statements

[Changes in accounting procedures]

(Accounting standards for lease transactions)

Given that the Accounting Standards for Lease Transactions (June 17, 1993, Business Accounting Standards No. 13, by the Business Accounting Council's Working Group 1, last amended on March 30, 2007) and the Implementation Guidelines for the Accounting Standards for Lease Transactions (January 18, 1994, Business Accounting Standards Implementation Guidelines No. 16, by the Accounting Standards Board of the Japanese Institute of Certified Public Accountants, last amended on March 30, 2007) became available for early application starting from any consolidated fiscal year beginning on or after April 1, 2007, we applied said Accounting Standards and Implementation Guidelines from the current consolidated interim period.

This does not affect the gains and losses we have calculated.

(Changes in the standards and methods for the valuation of major assets)

Inventories

Given that the Accounting Standards for Inventories (July 5, 2006, Business Accounting Standards No. 9) became available for early application starting from any consolidated fiscal year beginning on or before March 31, 2008, we applied said Accounting Standards from the current consolidated interim period.

This results in only slight changes to the gains and losses we have calculated.

(Current policies concerning accounting for overseas subsidiaries in consolidated financial statements)

Given that the Current Policies concerning Accounting for Overseas Subsidiaries in Consolidated Financial Statements (Practical Issue Resolution Report No. 18, May 17, 2006) became available for early application starting from the consolidated

financial statements for any consolidated fiscal year beginning on or before March 31, 2008, we applied said Policies from the current consolidated interim period.

This results in only slight changes to the gains and losses we have calculated.

[Additional information]

For tangible fixed assets acquired on or before March 31, 2007, we apply the depreciation method based on the Corporate Tax Law as it stood before the last amendment: that is to say, starting from the first consolidated fiscal year after the consolidated fiscal year in which the value of the relevant fixed asset falls to 5% of its acquisition value, the difference between 5% of the acquisition value and the book value shall be amortized evenly over a period of five years and accounted for as part of depreciation and amortization costs.

The use of this method rather than the method previously applied has resulted in a decrease of 1,029 million yen in operating profit, ordinary profit and net income before taxes and interest for the current interim period.

Regarding the impact of this change on the information provided herein concerning segment results by business type, while the use of the new method has resulted in a decrease of 1,029 million yen in operating profit, ordinary profit and net income before taxes and interest in Japan, no country outside Japan has been affected.

Notes

(Regarding consolidated balance sheets) (million yen)

	End of the previous consolidated interim period (July 31, 2007)	End of the current consolidated interim period (July 31, 2008)	End of the previous fiscal year (January 31, 2008)
1. Accumulated depreciation of fixed assets	521,801	571,222	543,672
2. Hypothecated assets			
Buildings and structures	18,826	19,009	19,169
Machinery and transport equipment	33,605	34,155	38,287
Land	6,898	6,920	6,920
Corresponding liabilities			
Long-term borrowings	8,714	5,923	7,209
(Repayment scheduled within one year)	(2,791)	(1,728)	(2,204)
3. Contingent liability			
Debt guarantee			
SIMAX Corporation	59	–	–
Employees	2,059	1,836	1,942

(Regarding consolidated statements of income) (million yen)

	Previous consolidated interim period (From February 1, 2007 to July 31, 2007)	Current consolidated interim period (From February 1, 2008 to July 31, 2008)	Previous fiscal year (From February 1, 2007 to January 31, 2008)
1. Major items and amounts of selling, general and administrative expenses			
Delivery of products	2,582	2,937	5,387
Sales commission	2,508	1,574	4,416
Allowance for salaries and bonuses	4,306	4,118	8,886
Depreciation and amortization	392	527	921
Research and development	5,169	5,852	10,828
Lease/rental payment	612	640	1,239
Amortization of goodwill	1,113	1,102	2,226
2. Loss incurred from the closure of the affiliated company	――――	――――	This loss is related to the closure of the SUMCO France S.A.S. factory and consists of 1,272 million yen of premium severance pay, a writedown of 361 million yen for facilities and equipment, etc., 515 million yen of additional expenses and other costs.
3. Business restructuring expense	――――	This expense is related to the removal of specified product manufacturing processes from the Yonezawa Plant and consists of a 1,243 million yen loss on the retirement of facilities and equipment and a 75 million yen loss on the disposal of inventories.	――――

(Regarding statement of variation for an interim consolidated shareholders' equity)

Previous consolidated interim period (From February 1, 2007 to July 31, 2007)

1. Particulars concerning class and total number of issued shares and also class and number of treasury stocks

Class of shares outstanding	Number of shares of January 31, 2007 (thousands shares)	Increase in the number of shares during the previous interim consolidated accounting period (thousand shares)	Decrease in the number of shares during the previous interim consolidated accounting period (thousand shares)	Number of shares at the end of the previous interim consolidated accounting period (thousand shares)
Issued stocks				
Common stock	127,200	127,200	—	254,400
Total	127,200	127,200	—	254,400
Type of treasury stock				
Common stock (Note)	0	0	—	0
Total	0	0	—	0

(Note) 1. The increase of 127,200 thousand shares in the number of common stock is due to the 2 for 1 split of the common stock effected on February 1, 2007.

2. The 0 thousand increase in the number of own shares of the common stock is due to the 2 for 1 split of the common stock effected on February 1, 2007 as well as the purchase of odd stocks.

2. Matters concerning stock acquisition rights and treasury stock acquisition rights

There is no applicable matter.

3. Particulars concerning dividends

(1) Dividends paid

Resolution	Class of Shares	Total Amount of Dividends (million yen)	Dividend per Share (yen)	Record Date	Effective Date
April 26, 2007 Annual meeting of shareholders	Common stock	3,179	25.00	January 31, 2007	April 27, 2007

(2) Dividends with the record date in the current interim period but an effective date that occurs after the end of the interim period

Resolution	Class of Shares	Total Amount of Dividends (million yen)	Resource of Dividends	Dividend per Share (yen)	Record Date	Effective Date
September 10, 2007 Meeting of Board of Directors	Common stock	6,995	Retained earnings	27.50	July 31, 2007	October 10, 2007

Current consolidated interim period (From February 1, 2008 to July 31, 2008)

1. Particulars concerning class and total number of issued shares and also class and number of treasury stocks

Class of shares outstanding	Number of shares of January 31, 2008 (thousands shares)	Increase in the number of shares during the current interim consolidated accounting period (thousands shares)	Decrease in the number of shares during the current interim consolidated accounting period (thousand shares)	Number of shares at the end of the current interim consolidated accounting period (thousand shares)
Issued stocks				
Common stock (Note) 1	254,400	3,351	—	257,751
Total	254,400	3,351	—	257,751
Type of treasury stock				
Common stock (Note) 2	0	14,406	14,405	1
Total	0	14,406	14,405	1

Notes:

1. .The increase of 3,351 thousand shares in the number of common stock is due to the issuance of new shares allotted to the shareholders of SUMCO TECHXIV CORPORATION pursuant to a share exchange executed on May 30, 2008.
2. The increase of 14,406 thousand shares in the number of common stock held as treasury stock is due to market purchases, purchases of odd stock, etc. The decrease of 14,405 thousand shares in the number of common stock held as treasury stock is due to the allotment of stock to the shareholders of SUMCO TECHXIV CORPORATION pursuant to a share exchange executed on May 30, 2008.

2. Matters concerning stock acquisition rights and treasury stock acquisition rights

There is no applicable matter.

3. Particulars concerning dividends

(1) Dividends paid

Resolution	Class of Shares	Total Amount of Dividends (million yen)	Dividend per Share (yen)	Record Date	Effective Date
April 25, 2008 Annual meeting of shareholders	Common stock	6,995	27.50	January 31, 2008	April 28, 2008

(2) Dividends with the record date in the current interim period but an effective date that occurs after the end of the interim period

Resolution	Class of Shares	Total Amount of Dividends (million yen)	Resource of Dividends	Dividend per Share (yen)	Record Date	Effective Date
September 4, 2008 Meeting of Board of Directors	Common stock	7,088	Retained earnings	27.50	July 31, 2008	October 10, 2008

Previous Fiscal Year (Year ended January 31, 2008) (From February 1, 2007 to January 31, 2008)

1. Particulars concerning class and total number of issued shares and also class and number of treasury stocks

Class of shares outstanding	Number of shares of January 31, 2007 (thousands shares)	Increase in the number of shares during the previous fiscal year (thousands shares)	Decrease in the number of shares during the previous fiscal year (thousands shares)	Number of shares at the end of the previous fiscal year (thousands shares)
Issued stocks				
Common stock (Note) 1	127,200	127,200	—	254,400
Total	127,200	127,200	—	254,400
Type of treasury stock				
Common stock (Note) 2	0	0	—	0
Total	0	0	—	0

(Note) 1. The increase of 127,200 thousand shares in the number of common stock is due to the 2 for 1 split of the common stock effected on February 1, 2007.

2. The 0 thousand increase in the number of own shares of the common stock is due to the 2 for 1 split of the common stock effected on February 1, 2007 as well as the purchase of odd stocks.

2. Matters concerning stock acquisition rights and treasury stock acquisition rights

There is no applicable matter.

3. Particulars concerning dividends

(1) Dividends paid

Resolution	Class of Shares	Total Amount of Dividends (million yen)	Dividend per Share (yen)	Record Date	Effective Date
April 26, 2007 Annual meeting of shareholders	Common stock	3,179	25.00	January 31, 2007	April 27, 2007
September 10, 2007 Meeting of Board of Directors	Common stock	6,995	27.50	July 31, 2007	October 10, 2007

(2) Dividends with the record date in the current fiscal year but the effective date for dividend distribution in the following fiscal year

Resolution	Class of Shares	Total Amount of Dividends (million yen)	Resource of Dividends	Dividend per Share (yen)	Record Date	Effective Date
April 25, 2008 Annual meeting of shareholders	Common stock	6,995	Retained earnings	27.50	January 31, 2008	April 28, 2008

(Regarding consolidated statements of cash flows) (million yen)

	Previous consolidated interim period (From February 1, 2007 to July 31, 2007)	Current consolidated interim period (From February 1, 2008 to July 31, 2008)	Previous Fiscal Year (From February 1, 2007 to January 31, 2008)
Relationship between cash and cash equivalents as of term-end balance and the amount and items indicated on the consolidated balance sheets			
Cash and Deposit Account	34,674	18,525	21,255
Term deposits with over three month maturity	△1,000	△1,000	△1,000
Short-term investments (Securities due to mature within three months from dates of acquisition)	118	—	37,500
Cash and cash equivalents	33,792	17,525	57,755

(Corporate mergers, etc.)

Current consolidated interim period (February 1, 2008 to July 31, 2008)

Company transactions under the same management

1. Name and business of the company acquired, legal procedure for the merger, company name after the merger, and a general description of the transaction including the purpose of the merger

(1) Name and business of the company acquired
SUMCO TECHXIV CORPORATION Manufacturing and sales of silicon wafers

(2) Legal procedure for the merger
Share exchange to make SUMCO CORPORATION the wholly owning parent company of SUMCO TECHXIV CORPORATION and SUMCO TECHXIV CORPORATION a wholly owned subsidiary of SUMCO CORPORATION

(3) Company name after the merger
SUMCO TECHXIV CORPORATION

(4) General description of the transaction including the purpose of the merger
On October 18, 2006, we acquired 51% of the issued and outstanding shares of SUMCO TECHXIV CORPORATION through a takeover bid, and thereafter, pursued synergies between the two companies with considerable success. Recognizing the need for greater integration to achieve a higher level of synergies and maximize corporate value, we acquired SUMCO TECHXIV CORPORATION as a wholly owned subsidiary through a share exchange executed on May 30, 2008.

We executed the share exchange by means of a simplified procedure, which, in accordance with Article 796, Paragraph 3 of the Corporation Law, did not require the approval of a general meeting of shareholders.

2. Outline of the accounting procedures implemented
The share exchange was duly processed in accordance with relevant accounting procedures such as the accounting procedures for company transactions under common management in the Accounting Standards for Corporate Mergers (October 31, 2003, Business Accounting Council) as well as the Implementation Guidelines for both the Accounting Standards for Corporate Mergers and the Accounting Standards for Business Splits (Business Accounting Standards Implementation Guidelines No. 10, last amended on December 22, 2006).

3. Particulars concerning additional acquisitions of shares in subsidiaries

(1) Acquisition cost and breakdown

Common stock of SUMCO CORPORATION	40,984	Million yen
Direct expenditure associated with acquisition	327	Million yen
Acquisition cost	41,312	Million yen

(2) Ratio of share exchange by class and the calculation basis thereof, in addition to the number of shares allotted and the valuation thereof

(a) Class of shares and the exchange ratio

1.2 shares of the common stock of SUMCO CORPORATION were allotted for every share of the common stock of SUMCO TECHXIV CORPORATION.

However, the 15,402,000 shares of SUMCO TECHXIV CORPORATION held by SUMCO CORPORATION were excluded from the scope of the share exchange referred to above.

(b) Basis for calculating the exchange ratio

SUMCO CORPORATION instructed Daiwa Securities SMBC Co., Ltd., and SUMCO TECHXIV CORPORATION instructed KPMG FAS Co., Ltd., to carry out third party valuations of the share exchange ratio and arrange for the exchange ratio to be calculated, and the two companies provided us with suggestions on the share exchange ratio based on the market stock price method and the exchange ratio based on the discounted cash flow (DCF) method. With regard to the suggested exchange ratios, SUMCO CORPORATION and SUMCO TECHXIV CORPORATION reached an agreement on the exchange ratio noted above following discussions.

(c) Number of shares allotted and the valuation thereof

17,757,600 shares, 41,312 million yen

(3) Amount, factor giving rise to, amortization method for and period of any goodwill or negative goodwill arising from the transaction

(a) Amount of goodwill

12,479 million yen

(b) Factor giving rise to goodwill

This amount has arisen because the decrease in the value of the minority interest resulting from the share exchange was less than the actual cost of acquiring the additional common stock of SUMCO TECHXIV CORPORATION.

(c) Amortization method and period

Equal amortization over a period of 15 years

(4) Details of any conditional acquisition price stipulated in the corporate merger agreement and the future accounting policy for any such conditional acquisition price

Not applicable

(5) Amount and description of any part of the acquisition cost accounted for as R&D expenses or similar

Not applicable

(Omission of Disclosure)

Disclosure is omitted for notes regarding leases, securities and derivative trading in consideration that the necessity of its disclosure is low.

(Segment information)

1. Segment information by type of business
   The business of the SUMCO Group concentrates on "high-purity silicon", i.e. a single segment, in the previous consolidated period (from February 1, 2007 to July 31, 2007), in the current consolidated period (from February 1, 2008 to July 31, 2008) and in the previous consolidated fiscal year (from February 1, 2007 to January 31, 2008). Therefore, this section is not applicable for our situation.

2. Geographic segment information

Previous consolidated interim period (From February 1, 2007 to July 31, 2007)

	Japan (million yen)	North America (million yen)	Asia (million yen)	Europe (million yen)	Total (million yen)	Elimination or Corporate (million yen)	Consolidated (million yen)
Sales and operating profit/loss							
Sales							
(1) Sales to external customers	172,472	29,360	14,100	13,250	229,184	—	229,184
(2) Intersegment sales or transfers	47,716	10,013	5,768	1,029	64,528	△64,528	—
Total	220,189	39,374	19,868	14,279	293,712	△64,528	229,184
Operating expense	154,316	35,818	14,709	14,206	219,050	△58,786	160,263
Operating profit (or loss)	65,873	3,556	5,158	73	74,662	△5,741	68,920

(Note) 1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas other than Japan is as follows:
   (1) North America USA
   (2) Asia Indonesia, Singapore, Taiwan
   (3) Europe UK, France, Belgium
3. The amount of operating expense that cannot be allocated and is included in "Elimination or Corporate" is 5,649 million yen. Its major component is R & D expenses.

Current consolidated interim period (From February 1, 2008 to July 31, 2008)

	Japan (million yen)	North America (million yen)	Asia (million yen)	Europe (million yen)	Total (million yen)	Elimination or Corporate (million yen)	Consolidated (million yen)
Sales and operating profit/loss							
Sales							
(1) Sales to external customers	176,205	20,515	20,231	10,209	227,161	—	227,161
(2) Intersegment sales or transfers	45,584	9,034	3,638	—	58,257	△58,257	—
Total	221,789	29,549	23,870	10,209	285,419	△58,257	227,161
Operating expense	173,481	28,088	20,625	10,253	232,448	△52,571	179,877
Operating profit (or loss)	48,308	1,460	3,244	△44	52,970	△5,685	47,284

(Note) 1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas other than Japan is as follows:
   (1) North America USA
   (2) Asia Indonesia, Singapore, Taiwan
   (3) Europe UK, Belgium
3. The amount of operating expense that cannot be allocated and is included in "Elimination or Corporate" is 6,493 million yen. Its major component is R & D expenses.

Previous consolidated fiscal year (From February 1, 2007 to January 31, 2008)

	Japan (million yen)	North America (million yen)	Asia (million yen)	Europe (million yen)	Total (million yen)	Elimination or Corporate (million yen)	Consolidated (million yen)
Sales and operating profit/loss							
Sales							
(1) Sales to external customers	359,347	57,171	32,715	25,716	474,951	–	474,951
(2) Intersegment sales or transfers	98,036	20,264	10,486	1,401	130,188	△130,188	–
Total	457,383	77,436	43,201	27,118	605,140	△130,188	474,951
Operating expense	322,904	71,100	32,215	27,322	453,543	△118,977	334,565
Operating profit (or loss)	134,479	6,335	10,986	△204	151,596	△11,210	140,385

(Note) 1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas other than Japan is as follows:
(1) North America USA
(2) Asia Indonesia, Singapore, Taiwan
(3) Europe UK, France, Belgium
3. The amount of operating expense that cannot be allocated and is included in "Elimination or Corporate" is 11,936 million yen. Its major component is R & D expenses.

3. Overseas sales

Previous consolidated interim period (From February 1, 2007 to July 31, 2007)

	North America	Asia	Europe and others	Total
I Overseas sales (million yen)	36,933	86,326	16,546	139,806
II Consolidated sales (million yen)	–	–	–	229,184
III Ratio of overseas sales to consolidated sales (%)	16.1	37.7	7.2	61.0

(Note) 1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas is as follows:
(1) North America USA and others
(2) Asia Korea, Singapore, Taiwan, China, Malaysia, etc.
(3) Europe and others Ireland, Israel, Italy, Germany, France, etc.
3. 'Overseas sales' means the sales made by SUMCO and its consolidated subsidiaries in the countries and areas excluding Japan.

Current consolidated interim period (From February 1, 2008 to July 31, 2008)

	North America	Asia	Europe and others	Total
I Overseas sales (million yen)	33,270	96,627	13,613	143,511
II Consolidated sales (million yen)	–	–	–	227,161
III Ratio of overseas sales to consolidated sales (%)	14.6	42.5	6.0	63.1

(Note) 1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas is as follows:
(1) North America USA and others
(2) Asia Korea, Singapore, Taiwan, China, Malaysia, etc.
(3) Europe and others Ireland, Israel, Italy, Germany, France, etc.
3. 'Overseas sales' means the sales made by SUMCO and its consolidated subsidiaries in the countries and areas excluding Japan.

Previous consolidated fiscal year (From February 1, 2007 to January 31, 2008)

	North America	Asia	Europe and others	Total
I Overseas sales (million yen)	72,622	190,773	32,558	295,955
II Consolidated sales (million yen)	—	—	—	474,951
III Ratio of overseas sales to consolidated sales (%)	15.3	40.2	6.8	62.3

(Note) 1. Countries or areas are classified by geographic closeness.
2. Breakdown of countries or areas is as follows:
(1) North America USA and others
(2) Asia Korea, Singapore, Taiwan, China, Malaysia, etc.
(3) Europe and others Ireland, Israel, Italy, Germany, France, etc.
3. 'Overseas sales' means the sales made by SUMCO and its consolidated subsidiaries in the countries and areas excluding Japan.

(Per-share information)

	Previous consolidated interim period (From February 1, 2007 to July 31, 2007)	Current consolidated interim period (From February 1, 2008 to July 31, 2008)	Previous Fiscal Year (From February 1, 2007 to January 31, 2008)
Net assets per share	Yen 1,288.35	Yen 1,502.91	Yen 1,409.59
Interim (current) net income per share	146.41	102.36	294.34
	Interim net income per diluted share (after adjustment of latent shares) is not described as no such shares exist	Interim net income per diluted share (after adjustment of latent shares) is not described as no such shares exist	Interim net income per diluted share (after adjustment of latent shares) is not described as no such shares exist

(Note) The following is the basis for calculation of interim (current) net income per share.

	Previous consolidated interim period (From February 1, 2007 to July 31, 2007)	Current consolidated interim period (From February 1, 2008 to July 31, 2008)	Previous Fiscal Year (From February 1, 2007 to January 31, 2008)
Interim (current) net income (million yen)	37,246	25,610	74,879
Amounts not belonging to common shareholders (million yen)	—	—	—
Interim (current) net income for common stock (million yen)	37,246	25,610	74,879
Average number of shares during the period (thousand shares)	254,399	250,201	254,399

(Important topics arising from recent developments)

Pursuant to the resolution made at our Board of Directors' meeting on June 2, 2008, we split the business of SUMCO TECHXIV CORPORATION on August 1, 2008, absorbing into our company the business of its Sales & Marketing Division (other than the business relating to its overseas bases), Discrete Silicon Division, Technology Division (other than the business relating to the Taiwan Support Department), Manufacturing Engineering Department 1, Manufacturing Engineering Department 2 and the Manufacturing Engineering Section of Production Department.

A brief description of this company split is given below:

(1) Purpose of the company split
We seek to achieve a higher level of efficiency in the use of management resources within the SUMCO Group and to maximize corporate value by concentrating the sales, marketing and engineering functions within SUMCO CORPORATION and strengthening the role of SUMCO TECHXIV CORPORATION as a manufacturing subsidiary.

(2) Type of the company split
This was an absorption-type company split in which part of the business of SUMCO TECHXIV CORPORATION was split off and absorbed into our company.

(3) Date of company split
August 1, 2008

(4) Allotments through the company split
No shares were allotted to SUMCO TECHXIV CORPORATION.

(5) Rights and obligations which we will receive through the company split
Those arising from the sales agreements and other agreements pertaining to the business acquired, and the rights and obligations arising from such agreements

(6) Rights and obligations which we will not receive through the company split
Those arising from employment agreements with all employees engaged in the business acquired and from all agreements necessary for the Manufacturing Division of SUMCO TECHXIV CORPORATION

(7) Descriptions and values of the assets and liabilities split
(As of August 1, 2008)

Assets	Amount (million yen)	Liabilities	Amount (million yen)
Current assets	20,536	Current liabilities	22,258
Property, plant and equipment and investments and other assets	1,722	Fixed liabilities	—
Total	22,258	Total	22,258

(8) Summary of Information on SUMCO TECHXIV CORPORATION

Representative	Takashi Abe, President and Representative Director
Head Office	1324-2, Masuragaharamachi, Omura-shi, Nagasaki
Capital	11,636 million yen
Description of Business	Manufacturing and sales of silicon wafers

5. Non-consolidated Financial Statements

(1) Balance sheets

	End of the previous interim period (July 31, 2007)		End of the current interim period (July 31, 2008)		Previous fiscal year as reported in brief balance sheets (January 31, 2008)		Change from previous year end
Category	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)
(Assets)							
I Current assets							
1. Cash and time deposits	28,249		9,343		6,933		2,410
2. Notes receivable and account receivable	81,807		59,391		65,884		△6,493
3. Securities	–		–		36,000		△36,000
4. Inventories	36,247		39,568		38,417		1,150
5. Deferred income tax assets	3,888		4,814		6,569		△1,754
6. Short-term loans	2,319		35,551		1,860		33,690
7. Others	4,064		6,159		4,438		1,721
8. Allowance for doubtful accounts	–		△1,783		△1,783		–
Total current assets	156,577	33.5	153,046	26.4	158,320	30.9	△5,274
II Fixed assets							
1. Tangible fixed assets							
(1) Buildings and structures	62,808		92,874		77,872		15,002
(2) Machinery and transport equipment	118,224		140,610		121,150		19,460
(3) Land	15,227		15,581		15,581		–
(4) Construction in progress	33,056		34,184		54,605		△20,421
(5) Others	1,093		1,153		881		271
Total tangible fixed assets	230,411	49.3	284,404	49.0	270,091	52.7	14,312
2. Intangible fixed assets							
(1) Software	3,656		4,387		3,602		784
(2) Others	98		87		94		△7
Total intangible fixed assets	3,754	0.8	4,474	0.8	3,697	0.7	777
3. Investments and other assets							
(1) Investment securities	2,793		1,330		1,331		△0
(2) Stocks of affiliated companies	62,085		102,547		61,234		41,312
(3) Investments of affiliated companies	–		55		55		–
(4) Long-term loans	1,708		14,820		22		14,798
(5) Long-term prepaid expenses	2,933		4,897		3,287		1,609
(6) Deferred income tax assets	3,476		4,692		4,236		456
(7) Others	3,312		10,040		10,530		△490
Total investments and other assets	76,309	16.4	138,383	23.8	80,697	15.7	57,686
Total fixed assets	310,476	66.5	427,262	73.6	354,486	69.1	72,776
Total assets	467,053	100.0	580,308	100.0	512,807	100.0	67,501

	End of the previous interim period (July 31, 2007)		End of the current interim period (July 31, 2008)		Previous fiscal year as reported in brief balance sheets (January 31, 2008)		Change from previous year end
Category	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)
(Liabilities)							
I Current liabilities							
1. Accounts payable	23,614		26,697		26,024		673
2. Short-term borrowings	46,863		59,669		34,146		25,522
3. Commercial paper	–		35,000		–		35,000
4. Lease liabilities	–		59		–		59
5. Accrued liabilities and accrued expenses	5,611		4,688		4,851		△162
6. Income taxes, etc. payable	12,820		11,021		33,774		△22,753
7. Allowance for employee bonuses	6,704		8,302		8,568		△265
8. Allowance for directors' bonuses	45		52		101		△49
9. Facilities related accounts payable	28,170		26,111		35,354		△9,243
10. Others	137		614		132		482
Total current liabilities	123,967	26.5	172,216	29.7	142,953	27.8	29,263
II Fixed liabilities							
1. Long-term borrowings	19,327		29,307		20,755		8,552
2. Lease liabilities	–		224		–		224
3. Deferred tax liabilities on revaluation	1,784		1,784		1,784		–
4. Allowance for employee retirement benefits	10,032		10,296		10,133		163
5. Allowance for directors' retirement bonuses	310		310		310		–
6. Others	–		10,090		4,791		5,299
Total fixed liabilities	31,454	6.8	52,015	8.9	37,775	7.4	14,239
Total liabilities	155,422	33.3	224,232	38.6	180,728	35.2	43,503

	End of the previous interim period (July 31, 2007)		End of the current interim period (July 31, 2008)		Previous fiscal year as reported in brief balance sheets (January 31, 2008)		Change from previous year end
Category	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)
(Net assets)							
I Shareholders' equity							
1. Capital	114,107	24.4	114,107	19.7	114,107	22.3	—
2. Capital surplus							
(1) Capital reserves	78,310		86,046		78,310		7,735
(2) Others capital surplus	—		3,245		—		3,245
Total capital surplus	78,310	16.8	89,292	15.4	78,310	15.3	10,981
3. Retained earnings	116,313	24.9	150,504	25.9	137,409	26.7	13,095
4. Treasury stock	△1	△0.0	△1	△0.0	△2	△0.0	1
Total Shareholders' equity	308,728	66.1	353,901	61.0	329,823	64.3	24,077
II Variance of valuation/translation etc							
1. Net unrealized gain on available-for-sale securities	225	0.0	△76	△0.0	10	0.0	△86
2. Gains and losses of deferred hedge	423	0.1	△0	△0.0	△8	△0.0	7
3. Revaluation reserve for land	2,252	0.5	2,252	0.4	2,252	0.5	—
Total variance of valuation/translation etc.	2,901	0.6	2,175	0.4	2,254	0.5	△79
Total net assets	311,630	66.7	356,076	61.4	332,078	64.8	23,998
Total liabilities and net assets	467,053	100.0	580,308	100.0	512,807	100.0	67,501

(2) Statements of income

	Previous consolidated interim period (From February 1, 2007 to July 31, 2007)		Current consolidated interim period (From February 1, 2008 to July 31, 2008)		Change from the previous consolidated interim period	Previous consolidated fiscal year as reported in brief statements of income (From February 1, 2007 to January 31, 2008)	
Category	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Composition Ratio (%)	Amount (million yen)	Amount (million yen)	Composition Ratio (%)
I Net Sales	153,386	100.0	152,596	100.0	△790	320,932	100.0
II Cost of sales	93,593	61.0	109,173	71.5	15,580	199,384	62.1
Gross profit	59,793	39.0	43,422	28.5	△16,370	121,547	37.9
III Selling, general and administrative expenses	11,507	7.5	11,143	7.3	△363	22,463	7.0
Operating Profit	48,285	31.5	32,279	21.2	△16,006	99,084	30.9
IV Non-operating profit	(894)	(0.6)	(2,107)	(1.4)	(1,212)	(1,598)	(0.5)
1. Interest and dividends income	608		1,536		927	1,193	
2. Foreign-exchange profit	–		454		454	–	
3. Others	285		115		△169	405	
V Non-operating expense	(2,263)	(1.5)	(1,080)	(0.8)	(△1,183)	(5,310)	(1.7)
1. Interest expense	666		561		△104	1,221	
2. Loss on revaluation of investments in securities	–		–		–	1,103	
3. Foreign-exchange loss	276		–		△276	938	
4. Others	1,320		518		△801	2,047	
Ordinary profit	46,916	30.6	33,306	21.8	△13,610	95,372	29.7
VI Extraordinary loss	(–)	(–)	(1,318)	(0.8)	(1,318)	(2,715)	(0.8)
1. Loss on closure of affiliated company	–		–		–	2,715	
2. Business restructuring expense	–		1,318		1,318	–	
Net income before taxes and interest	46,916	30.6	31,987	21.0	△14,928	92,656	28.9
Corporate income tax, local resident tax and business tax	12,344		10,545		△1,799	33,000	
Adjustment of corporate income tax, etc	6,119		1,351		△4,768	3,112	
Net Income	28,452	18.5	20,090	13.2	△8,361	56,543	17.6

(3) Statement of change in net assets

Previous interim period (From February 1, 2007 to July 31, 2007) (million yen)

	Shareholders' Equity				
	Capital	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
		Capital Reserves	Others Retained Earnings		
			Retained Earnings Carried Forward		
Balance as of January 31, 2007	114,107	78,310	91,041	△0	283,457
Changes during interim period					
Dividends from surplus			△3,179		△3,179
Net Income			28,452		28,452
Acquisition of treasury stock				△1	△1
Changes (net) in items other than shareholders' equity during interim period					
Total changes during interim period	–	–	25,272	△1	25,270
Balance as of July 31, 2007	114,107	78,310	116,313	△1	308,728

(million yen)

	Valuation and Translation Adjustments				Total Net Assets
	Net Unrealized Holding Gains on Securities	Deferred Gains or Losses on Hedge	Land Revaluation Difference	Total Valuation and Translation Adjustments	
Balance as of January 31, 2007	61	△89	2,252	2,223	285,681
Changes during interim period					
Dividends from surplus					△3,179
Net Income					28,452
Acquisition of treasury stock					△1
Changes (net) in items other than shareholders' equity during interim period	164	513	–	678	678
Total changes during interim period	164	513	–	678	25,949
Balance as of July 31, 2007	225	423	2,252	2,901	311,630

Current interim period (From February 1, 2008 to July 31, 2008)

(million yen)

	Shareholders' Equity					
	Capital	Capital Surplus		Retained Earnings	Treasury Stock	Total Shareholders' Equity
		Capital Reserves	Other Capital Surplus	Other Retained Earnings / Retained Earnings Carried Forward		
Balance as of January 31, 2008	114,107	78,310	—	137,409	△2	329,823
Changes during interim period						
Dividends from surplus				△6,995		△6,995
Net Income				20,090		20,090
Acquisition of treasury stock					△30,001	△30,001
Change due to share exchange (Note)		7,735	3,245		30,002	40,984
Changes (net) in items other than shareholders' equity during interim period						
Total changes during interim period	—	7,735	3,245	13,095	1	24,077
Balance as of July 31, 2008	114,107	86,046	3,245	150,504	△1	353,901

(million yen)

	Valuation and Translation Adjustments				Total Net Assets
	Net Unrealized Holding Gains on Securities	Deferred Gains or Losses on Hedge	Land Revaluation Difference	Total Valuation and Translation Adjustments	
Balance as of January 31, 2008	10	△8	2,252	2,254	332,078
Changes during interim period					
Dividends from surplus					△6,995
Net Income					20,090
Acquisition of treasury stock					△30,001
Change due to share exchange (Note)					40,984
Changes (net) in items other than shareholders' equity during interim period	△86	7	—	△79	△79
Total changes during interim period	△86	7	—	△79	23,998
Balance as of July 31, 2008	△76	△0	2,252	2,175	356,076

Note: This refers to a share exchange on May 30, 2008, with SUMCO TECHXIV shareholders.

Previous Fiscal Year (Year ended January 31, 2008) (From February 1, 2007 to January 31, 2008)

(million yen)

	Shareholders' Equity				
	Capital	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
		Capital Reserves	Other Retained Earnings		
			Retained Earnings Carried Forward		
Balance as of January 31, 2007	114,107	78,310	91,041	Δ0	283,457
Changes during fiscal year					
Dividends from surplus			Δ10,175		Δ10,175
Net Income			56,543		56,543
Acquisition of treasury stock				Δ1	Δ1
Changes (net) in items other than shareholders' equity during fiscal year					
Total changes during fiscal year	—	—	46,367	Δ1	46,366
Balance as of January 31, 2008	114,107	78,310	137,409	Δ2	329,823

(million yen)

	Valuation and Translation Adjustments				Total net assets
	Net Unrealized Holding Gains on Securities	Deferred Gains or Losses on Hedge	Land Revaluation Difference	Total Valuation and Translation Adjustments	
Balance as of January 31, 2007	61	Δ89	2,252	2,223	285,681
Changes during fiscal year					
Dividends from surplus					Δ10,175
Net Income					56,543
Acquisition of treasury stock					Δ1
Changes (net) in items other than shareholders' equity during fiscal year	Δ50	81	—	30	30
Total changes during fiscal year	Δ50	81	—	30	46,396
Balance as of January 31, 2008	10	Δ8	2,252	2,254	332,078

END